Exhibit 99.5

Renewable Energies:
Electricité de France and Total Consolidate Their Photovoltaic Business

Paris, May 12, 2005 – Electricité de France (EDF) and Total today increased their respective stakes in Total Energie, a company specialising in photovoltaic solar energy, to 50% each with the acquisition of the 20% interest held by the founders and management of the company. Total Energie will now be known as TENESOL.

This transaction demonstrates EDF and Total’s commitment to jointly developing TENESOL, a world leader in photovoltaics. The current management team has been tasked with the continued development of the company.

TENESOL has designed, manufactured, installed and operated photovoltaic solar systems for more than 20 years. The Lyon-based company has a photovoltaic panel production plant in South Africa and has begun construction of a new facility in Toulouse. In 2004, it generated consolidated sales of around €115 million, corresponding to 25 MWp1 (250,000 square metres) of photovoltaic solar panels. The panels are used for domestic and industrial applications at sites connected to the grid and off-grid sites. TENESOL has solid positions in Europe, mainly Germany, in French overseas departments and territories, and in Africa, the Middle East and Latin America.

EDF, Total and joint subsidiary TENESOL are also implementing decentralized rural electrification programmes in Morocco, Mali and South Africa, which will eventually supply more than 70,000 isolated households with photovoltaic electricity.

With this transaction, the two companies have confirmed their commitment to a fast-growing renewable energy. Solar power is forecast to make an increasing contribution to global energy supply while at the same time contributing to sustainable development.

Total
France : Philippe GATEAU
Tél. : 33 (0)1 47 44 47 05
philippe.gateau@total.com

EDF
Jill Coulombez
Tél. : 33 (0)1 40 42 24 25
Jill.coulombez@edf.fr

[1]	MWp: Megawatt-peak, or 1,000,000 watt-peak. Watt-peak is the unit of solar panel and, in good sunlight, it represents on watt of electricity.